Firstbank Corporation
311 Woodworth Avenue
Alma, Michigan  48801

October 5, 2011

Via Edgar

Mr. Michael Clampitt
Senior Counsel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:         Firstbank Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period ended June 30, 2011
Filed August 10, 2011
File No. 000-14209

Dear Mr. Clampitt:

We have reviewed the comments in your letter dated September 21, 2011, with respect to Firstbank Corporation ("Firstbank" or "the Company" or "we" or "us").  Please find our responses to your comments below.  For your convenience, we have copied each of your comments immediately preceding our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 13. Certain Relationships and Related Transactions

Definitive Proxy Statement on Schedule 14A, page 27

1.
We note your disclosure that loans to your directors, executive officers and their associates were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

RESPONSE:

We confirm that the loans were on the same terms as those prevailing at the time for comparable transactions with persons not related to the lender.  In future filings we will disclose (if accurate) that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

Securities and Exchange Commission
October 5, 2011

Exhibit 13

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

Loans, page 30

2.
Please tell us and expand your disclosure in future filings to clearly discuss your accounting policy with regard to restructured loans (classified as TDRs). Your disclosure should address how and when a restructured loan is determined to be nonaccrual or accrual (i.e., non-interest accruing or interest accruing); the factors you considered in determining whether the loan should accrue interest; the anticipated period and number of borrower payments for a restructured loan to return to accrual status; and whether any loan loss allowance has been recorded or any portion of the loan loss has been charged off.

RESPONSE:
In future filings we will expand our disclosure to clearly discuss our accounting policy with regard to restructured loans.  (see proposed disclosure below)

Loans classified as troubled debt restructurings (TDR’s) are accounted for in generally the same manner as all other loans. If the loan is in accrual status at the time of the restructuring, the borrower has the ability to make the payments under the restructured terms, and the restructuring does not forgive principal, the loan remains on an accrual basis under the new terms. If there is a forgiveness of debt or partial charge off, the loan will generally be placed on nonaccrual status with any accrued interest reversed against interest income. If a loan is in nonaccrual status at the time of a restructuring or subsequently becomes nonaccrual, it will remain in nonaccrual status until the borrower has demonstrated the ability to make the payments under the restructured terms by making a minimum of six months of payments. If the borrower makes the six months of payments without becoming past due 30 days or more, it will be returned to accrual status. The determination of the need for an allowance for loan loss adjustment is based on the sum of: 1) a factor relating to historical losses multiplied times the balance of the loan, and 2) a net present value adjustment relating to a change in interest rate, if applicable. The amount recorded in the allowance for loan losses for restructured loans during the three and nine months ended September 30, 2011 was $xxx and $xxx, respectively. The amount charged off during the same three and nine month periods for restructured loans was $xxx and xxx, respectively

Securities and Exchange Commission
October 5, 2011

Note 4 – Securities, page 33

3.	Please expand your future filings to provide a tabular rollforward of the amount related to credit losses recognized in earnings pursuant to ASC 320-10-50-8B.

RESPONSE:
In future filings we will provide a tabular rollforward of the amount related to credit losses recognized in earnings pursuant to ASC 320-10-50-8B.  (see proposed disclosure below)

Rollforward of Cumulative OTTI Credit Losses Recognized in Earnings

(In thousands of dollars)	Municipal Securities	Equity Securities	Total
December 31, 2009
Loss where impairment was not previously recognized	$ x,xxx	$ x,xxx	$ x,xxx
Additional Loss where impairment was previously recognized	x,xxx	x,xxx	x,xxx
Reduction due to credit impaired securities sold	x,xxx	x,xxx	x,xxx
December 31, 2010	x,xxx	x,xxx	x,xxx
Loss where impairment was not previously recognized	x,xxx	x,xxx	x,xxx
Additional Loss where impairment was previously recognized	x,xxx	x,xxx	x,xxx
Reduction due to credit impaired securities sold	x,xxx	x,xxx	x,xxx
December 31, 2011	$ x,xxx	$ x,xxx	$ x,xxx

Note 6 – Loans, page 36

4.	Please expand your disclosure in future filings to provide the following:

•	disclosures pursuant to ASC 310-10-50-11B (a) & (g) – (h) by portfolio segment. Refer to the guidance in ASC 310-10-50-11C and the illustrated table in ASC 310-10-55-7;

•	a clarification that the table of impaired loans pursuant to ASC 310-10-50-15 provided represents the recorded investment in impaired loans;

•	total unpaid principal balance of impaired loans pursuant to ASC 310-10-50-15 (a) (4);

•	your policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to ASC 310-10-50-15(b);

•
disclosure of the amount of interest income that represents the change in present value attributable to the passage of time or provide the disclosure that the company recognizes this amount as bad debt expense pursuant to ASC 310-10-50-19;

Securities and Exchange Commission
October 5, 2011

•	disclosures required by ASC 310-10-50-29 (a) and (c) about the credit quality of financing receivables; and

•	disclosures required by ASC 310-10-50-30 to clearly provide qualitative information on how those internal risk ratings relate to the likelihood of loss.

RESPONSE:
In future filings we will provide the disclosures referred to in each of the seven items identified in Comment #4. (see proposed disclosure below)

NOTE X- LOANS

The following information provides a description of how loan grades are determined for our Commercial and Industrial and Commercial Real Estate Segments. In general, for Commercial and Industrial, and Commercial Real Estate Segments, the probability of loss increases with each rate change from the Grade 1 Excellent down through the Grade 9 Doubtful classes. For Consumer and Residential Mortgage segments, the probability of loss increases as loans move down from current to greater than 60 days past due, nonaccrual.

Grade 1 Excellent – Characteristics of loans in this category include: the loan is generally secured by cash or readily marketable securities; the borrower provides annual audited financials with interim financials reviewed quarterly; the loan has no delinquencies over ten days in the past year; the company’s management is considered to have a high degree of integrity; management of the company has over 15 years of experience; lines of credit have not and are not expected to be utilized; financial statements demonstrate consistently strong profits; and the company has little competition and excellent growth prospects
.
Grade 2 Quality – Characteristics of loans in this category include: high net worth borrowers with excellent cash flow and a high degree of liquidity; the borrower generally has annual audited financial statements; there has been one or fewer delinquencies over ten days in the past year; the company’s management is considered to have a high degree of integrity; the company’s management has over ten years of experience; lines of credit have had nominal use over the preceding 12 months; financial statements demonstrate consistent profitability; and the company is in an excellent competitive position.

Grade 3 Good – Loans in this category are very strong, but may lack some of the net worth and/or cash flow characteristics of the previous rating. Characteristics of loans in this category include: annual reviewed financial statements and compiled quarterly financial statements, there has only been one or fewer delinquencies over 15 days in the past year, the company’s management has solid integrity, the company’s management is capable and has over five years of experience, lines of credit have regular usage with no balance in the last 60 days, financial statements demonstrate consistent but nominal profits, and the company has good a solid market share.

Grade 4 Acceptable – Characteristics of loans in this category include: annual compiled financial statements with quarterly information available or CPA prepared tax returns, there are only two or fewer delinquencies over 15 days of which only one is over 30 days in the past year, the company’s management has average business experience of over three years, lines of credit have regular use but have no current balance or a significant reduction in balance in the last 30 days, the company has been profitable in two of the preceding three years, and the company is competitive in its market and is maintaining its market share.

Loans graded as one through four are considered as Pass loans and are shown as one class of loans in our credit quality table.

Securities and Exchange Commission
October 5, 2011

Grade 5 Watch - This rating is used for loans which have shown some sign of weakness, but have not degraded to the point of requiring an impairment review. Characteristics of loans in this rating include: annual management prepared financial statements; delinquencies not exceeding three times over 30 days or one time over 60 days in the past year; weakening financial statements but profitable in two of the last three years; and a declining market share in a competitive market. These loans merit monitoring by management to assure that if circumstances deteriorate further actions are taken to protect the bank’s position.

Grade 6 Special Mention - This rating is used for loans which are included on a watch list and have degraded to a point where additional supervision is required; however, the bank remains confident in the full collection of all principal and interest. These loans are reviewed for impairment on a quarterly basis. Characteristics of loans in this rating may include: repeat delinquency; longer term negative trends in financial results; continuing deterioration of cash flows; concerns regarding the liquidity of guarantors; and other negative business trends.

Grade 7 Substandard - This rating is for loans for which a lender is actively working with the borrower to resolve issues and the full repayment of the loan is questionable. The loan is inadequately protected by current sound worth of the borrower, paying capacity of the guarantor, or pledged collateral. Loans in this grade have well defined weaknesses that jeopardize the full collectability of the loan and a distinct possibility of loss exits.  These loans are reviewed for impairment on a quarterly basis. Characteristics of loans in this rating may include: persistent delinquency; poor financial results of the business; negative cash flow; the ability of guarantor(s) to provide support for the loan is questionable.

Grade 8 Impaired Nonaccrual - This rating is for loans which are considered impaired and classified as nonaccrual. Loans in this grade have all the weaknesses of those classified as substandard grade 7 above, with the added characteristic that, based upon currently known facts, the weaknesses make collection of all principal and interest due according to contractual terms unlikely. These loans are reviewed for impairment on a quarterly basis. Loans in this grade may be assigned an allocated reserve in the loan loss allowance analysis if a determination is made that the future cash flows or the value of the collateral do not support the current carrying value of the loan.

Grade 9 Doubtful Nonaccrual- This rating is for loans which are considered impaired and are classified as nonaccrual. Loans in this grade have all the weaknesses of those classified as impaired nonaccrual grade 8 above, with the added characteristic that the weaknesses make full collection through payment or liquidation of the collateral, based on currently known facts, highly questionable or improbable. These loans are reviewed for impairment on a quarterly basis. Loans in this grade may be assigned an allocated reserve in the loan loss allowance analysis if a determination is made that the future cash flows or the value of the collateral do not support the current carrying value of the loan.

Restructured Loans
Impaired Restructured and Accruing - Loans where the borrower is experiencing financial difficulty and the bank has granted a concession to the borrower. A concession may be: a reduction in the contractual interest rate below current market rates for loans of similar quality, a lengthening of the accrual time frame beyond normal market terms, a forgiveness of a portion of the outstanding principal, or acceptance of collateral in lieu of payment for a portion of the loan balance. If the loan is in accrual status at the time of the restructuring, the borrower has the ability to make the payments under the restructured terms, and the restructuring does not forgive principal, the loan remains on an accrual status under the new terms. However, if there is a forgiveness of debt or partial charge off, the loan will generally be graded as impaired nonaccrual (Grade 8) with any accrued interest reversed against interest income. If a loan is in nonaccrual status at the time of a restructuring, it will remain in nonaccrual status (Grade 8) at the time of restructuring. All non-accruing restructured loans remain in nonaccrual status until the borrower has demonstrated the ability to make the payments under the restructured terms by making a minimum of six months of payments. If the borrower makes the six months of payments without becoming past due 30 days or more, the loan will be returned to accrual status. The determination of the need for an allowance for loan loss adjustment is based on both a factor relating to historical losses multiplied times the balance of the loan, and a net present value adjustment relating to a change in interest rate and other terms, if applicable.

Securities and Exchange Commission
October 5, 2011

Impaired Restructured and Accruing loans are graded seven or better based on the above definitions. If a restructured loan is graded eight or nine, it is reported as Impaired Nonaccrual, or Doubtful Nonaccrual, respectively.

For commercial loans graded eight and nine and consumer and residential mortgage loans reported in nonaccrual, interest income is generally not recognized until the loan improves and is returned to accrual status. In some cases, if the loan is well secured and the borrower’s ability to support the loan payments have improved, such as in the case of a restructured nonaccrual loan, interest income may be recognized on a cash basis while the loan is in nonaccrual status.

For Consumer and Residential Mortgage Loan Segments, loans are classified by risk based on current delinquency and nonaccrual status. These segments of loans will contain a separate class for restructured loans, if they exist.

The following credit quality indicators provide a system for distribution of our loan portfolio in a manner consistent with the previously described loan grading system and for use in the determination of our loan loss allowance. This presentation differs somewhat by loan category from classification of loans presented elsewhere in our regulatory reports and within this report. These variations primarily relate to how real estate loans are analyzed internally to determine the adequacy of the loan loss allowance, versus how we are required to report real estate loans for regulatory purposes.

Securities and Exchange Commission
October 5, 2011

Credit Quality Indicators:
Loans at period end were as follows:
(In Thousands of Dollars)	September 30, 2011	December 31, 2010
Commercial & Industrial
Pass loans	$ x,xxx	$ x,xxx
Watch loans	x,xxx	x,xxx
Special mention loans	x,xxx	x,xxx
Substandard loans	x,xxx	x,xxx
Impaired restructured and accruing loans	x,xxx	x,xxx
Impaired nonaccrual loans	x,xxx	x,xxx
Doubtful nonaccrual loans	x,xxx	x,xxx
Total Commercial & Industrial	x,xxx	x,xxx

Commercial Real Estate
Pass loans	$ x,xxx	$ x,xxx
Watch loans	x,xxx	x,xxx
Special mention loans	x,xxx	x,xxx
Substandard loans	x,xxx	x,xxx
Impaired restructured and accruing loans	x,xxx	x,xxx
Impaired nonaccrual loans	x,xxx	x,xxx
Doubtful nonaccrual loans	x,xxx	x,xxx
Total Commercial Real Estate	x,xxx	x,xxx

First lien residential mortgage loans
Performing loans	$ x,xxx	$ x,xxx
Loans > 60 days past due	x,xxx	x,xxx
Impaired restructured and accruing loans	x,xxx	x,xxx
Nonaccrual loans	x,xxx	x,xxx
Total First lien residential mortgage loans	x,xxx	x,xxx

Junior lien residential mortgage loans
Performing loans	$ x,xxx	$ x,xxx
Loans > 60 days past due	x,xxx	x,xxx
Nonaccrual loans	x,xxx	x,xxx
Total Junior lien residential mortgage loans	x,xxx	x,xxx

Consumer Loans
Performing loans	$ x,xxx	$ x,xxx
Loans > 60 days past due	x,xxx	x,xxx
Nonaccrual loans	x,xxx	x,xxx
Total Consumer Loans	x,xxx	x,xxx

Total Loans	$ x,xxx	$ x,xxx

Securities and Exchange Commission
October 5, 2011

Allowance for Loan Losses

The allowance for loan losses is determined based on management’s estimate of probable losses incurred within the loan portfolio as of the balance sheet date. We determine the amount of the allowance for loan losses based on periodic evaluation of the loan portfolios and other relevant factors. This evaluation is inherently subjective and requires material estimates, which are subject to change. Factors that are considered in the evaluation of individual, and pools of loans, include: historical loss experience; likelihood of default; liquidation value of a loan’s underlying collateral; timing and amounts of expected future cash flows; and our exposure to loss in the event of default. We further estimate the impact of qualitative factors that may cause future losses to differ from historical experience. Such factors include: changes in credit quality, macro economic impacts on our customers, and changes in underwriting standards.

Our historical loss experience is determined based on actual losses incurred over the previous twelve quarters. We utilize a method of averaging these losses whereby we place a heavier emphasis on more recent experience. Our model provides  a 50% weighting on the most recent four quarters, 30% weighting on the middle four quarters, and 20% weighting on the oldest four quarters.

The loan portfolio is segmented into five loan types: commercial and industrial loans; commercial real estate loans; consumer loans; residential mortgages – first liens; and residential mortgage – junior liens. These segments are further grouped by credit quality classifications.

The segments comprising commercial and industrial loans and commercial real estate loans are classified based on the loan grading system described above. We group loans rated as one through four together into one class of Pass loans. Commercial and industrial and commercial real estate loans graded as Pass and Watch are assigned a unique pooled loss rate based on historical losses incurred over the prior three years as described above. We adjust the calculated historical loss rate up or down based on current developments, that in management’s judgment are not reflected in the historical losses of the company. The current outstanding balance for each of these classes of loans is then multiplied by the adjusted historical loss rate to determine the amount of allowance for loan losses to reserve on that pool of loans.

Loans graded special mention use a shorter 12 month loss history to determine the loss rate. Losses over the preceding 12 month period are divided by the average balance outstanding of substandard and impaired loans to determine a historical loss rate. That calculated historical loss rate is multiplied by a probability factor to determine a loss rate to be applied to this class of loans. The probability factor is determined from an analysis of the migration of special mention loans to more severe risk classes over the preceding 12 month period.

Loans graded as substandard use the shorter 12 month loss history to determine the loss rate. Losses over the preceding 12 month period are divided by the average balance outstanding of substandard and impaired loans to determine a historical loss rate. The calculated historical loss rate, without adjustment for migration, is then multiplied times the outstanding balance of substandard loans to determine the amount of allowance for loan losses to provide for this class of loans.

Loans graded as impaired nonaccrual, impaired doubtful, and impaired restructured and accruing are individually analyzed for loan losses. An allocated reserve is established within the allowance for loan losses for the difference between the carrying value of the loan and its determined collectable value. To determine the collectable value of the loan, the present value of expected cash flows, the collateral value, or some combination of the two is used. The allocated reserve is established as the difference between the carrying value of the loan and the collectable value.

For consumer and residential loan segments, loans that are current, or less than 60 days past due are assigned a unique historical loss rate as described above for commercial Pass and Watch loans. For loans that are more than 60 days past due including nonaccrual loans, a loss rate is determined based on charge offs within the last 12 months, divided by the sum of the average balance of loans 60 days or more past due and nonaccrual loans. These loss rates are multiplied by the outstanding balances in each unique loan segment at the end of the reporting period to determine the amount of allowance for loan loss.

Securities and Exchange Commission
October 5, 2011

For restructured loans where the bank has granted a rate concession, an additional amount is added to the loan loss reserve that represents the difference in the present value of the cash flows between the original terms and the new terms of the modified loan, using the original interest rate of the loan as a discount rate. Any change in the present value of the loan due to passage of time is reflected as an adjustment to provision for loan loss expense.

After each of the steps outlined above is completed, the results are aggregated and compared with the existing balance of the allowance for loan losses. If the aggregation is greater than the balance, the allowance for loan losses is increased through a charge to earnings on the provision for loan losses line. If the resulting aggregation is below the current balance of the allowance for loan losses,  management will determine, based upon the number, potential impact, and uncertainty of the estimates contained within the process whether the unallocated reserve is excessive. If in management’s judgment the unallocated reserve exceeds a level deemed prudent given the inherent uncertainty of these issues, a reversal of the provision for loan losses may be recorded.

Securities and Exchange Commission
October 5, 2011

The following table provides a breakdown of our loan portfolio by the primary credit quality indicators we use in the determination of our allowance for loan losses.

Allowance for credit losses and recorded investment in financing receivables:
(In Thousands of Dollars)
Nine months ending September 30, 2011	Commercial and Industrial	Commercial Real Estate	First Lien Residential Mortgages	Junior Lien Residential Mortgages	Consumer Loans	Unallocated	Total
Allowance for Credit Losses:
Beginning balance	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx
Provision for loan losses	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Loans charged off	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Recoveries	(x,xxx)	(x,xxx)	(x,xxx)	(x,xxx)	(x,xxx)	(x,xxx)	(x,xxx)
Ending balance	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx

Ending balance: individually evaluated for impairment	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx

Ending balance: collectively evaluated for impairment	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx

Financing Receivables:
Ending balance	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	-	x,xxx

Ending balance: individually evaluated for impairment	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	-	x,xxx

Ending balance: collectively evaluated for impairment	x,xxx	x,xxx	(x,xxx)	x,xxx	x,xxx	-	x,xxx

Nine months ending September 30, 2010
Allowance for Credit Losses:
Beginning balance	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx
Provision for loan losses	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Loans charged off	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Recoveries	(x,xxx)	(x,xxx)	(x,xxx)	(x,xxx)	(x,xxx)	(x,xxx)	(x,xxx)
Ending balance	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx

Ending balance: individually evaluated for impairment	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx

Ending balance: collectively evaluated for impairment	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx

Financing Receivables:
Ending balance	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	-	x,xxx

Ending balance: individually evaluated for impairment	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	-	x,xxx

Ending balance: collectively evaluated for impairment	x,xxx	x,xxx	(x,xxx)	x,xxx	x,xxx	-	x,xxx

Securities and Exchange Commission
October 5, 2011

Age Analysis of Past Due Loans

(In thousands of dollars)
At September 30, 2011	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 days and accruing
Commercial and Industrial	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx
Commercial Real Estate	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx
Residential Mortgages 1st Liens	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx
Residential Mortgages Junior Liens	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx
Consumer	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx
Total	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx
At December 31, 2010
Commercial and Industrial	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx
Commercial Real Estate	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx
Residential Mortgages 1st Liens	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx
Residential Mortgages Junior Liens	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx
Consumer	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx
Total	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx	$ xxx,xxx

Securities and Exchange Commission
October 5, 2011

Impaired loans were as follows:
(In Thousands of Dollars)
September 30, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Period end loans with no allocated allowance for loan losses
Commercial and Industrial	$ x,xxx	$ x,xxx	-	$ x,xxx	$ x,xxx
Commercial Real Estate	x,xxx	x,xxx	-	x,xxx	x,xxx
Residential Mortgages 1st Liens	x,xxx	x,xxx	-	x,xxx	x,xxx
Residential Mortgages Junior Liens	x,xxx	x,xxx	-	x,xxx	x,xxx
Consumer	x,xxx	x,xxx	-	x,xxx	x,xxx
Total	$ x,xxx	$ x,xxx	-	$ x,xxx	$ x,xxx

Period end loans with allocated allowance for loan losses
Commercial and Industrial	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx
Commercial Real Estate	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Residential Mortgages 1st Liens	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Residential Mortgages Junior Liens	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Consumer	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Total	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx

Total
Commercial and Industrial	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx
Commercial Real Estate	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Residential Mortgages 1st Liens	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Residential Mortgages Junior Liens	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Consumer	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Total	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx

December 30, 2010
Period end loans with no allocated allowance for loan losses
Commercial and Industrial	$ x,xxx	$ x,xxx	-	$ x,xxx	$ x,xxx
Commercial Real Estate	x,xxx	x,xxx	-	x,xxx	x,xxx
Residential Mortgages 1st Liens	x,xxx	x,xxx	-	x,xxx	x,xxx
Residential Mortgages Junior Liens	x,xxx	x,xxx	-	x,xxx	x,xxx
Consumer	$ x,xxx	$ x,xxx	-	$ x,xxx	$ x,xxx
Total

Period end loans with allocated allowance for loan losses
Commercial and Industrial	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx
Commercial Real Estate	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Residential Mortgages 1st Liens	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Residential Mortgages Junior Liens	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Consumer	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx
Total

Total
Commercial and Industrial	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx
Commercial Real Estate	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Residential Mortgages 1st Liens	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Residential Mortgages Junior Liens	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Consumer	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Total	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx

Securities and Exchange Commission
October 5, 2011

Loan Modifications:

(In thousands of dollars)	Troubled Debt Restructurings			Troubled Debt Restructurings that Subsequently Defaulted
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Number of contracts	Recorded investment
2011
Commercial and industrial	xx	$ x,xxx	$ x,xxx	x,xxx	$ x,xxx
Commercial real estate	xx	x,xxx	x,xxx	x,xxx	x,xxx
Residential 1st liens	xx	x,xxx	x,xxx	x,xxx	x,xxx
Residential junior liens	xx	x,xxx	x,xxx	x,xxx	x,xxx
Consumer	xx	x,xxx	x,xxx	x,xxx	x,xxx

2010
Commercial and industrial	xx	$ x,xxx	$ x,xxx	x,xxx	$ x,xxx
Commercial real estate	xx	x,xxx	x,xxx	x,xxx	x,xxx
Residential 1st liens	xx	x,xxx	x,xxx	x,xxx	x,xxx
Residential junior liens	xx	x,xxx	x,xxx	x,xxx	x,xxx
Consumer	xx	x,xxx	x,xxx	x,xxx	x,xxx

Financing Receivables on Nonaccrual Status were as follows:
(In Thousands of Dollars)	September 30, 2011	December 31, 2010
Nonaccrual loans at period end
Commercial and Industrial	$ x,xxx	$ x,xxx
Commercial Real Estate	x,xxx	x,xxx
Residential Mortgages 1st Liens	x,xxx	x,xxx
Residential Mortgages Junior Liens	x,xxx	x,xxx
Consumer	x,xxx	x,xxx
Total nonaccrual loans	$ x,xxx	$ x,xxx

Form 10-Q for the Quarterly Period Ended June 30, 2011

Financial Statements

Notes to Consolidated Financial Statements

Note 3 - Fair Value, page 14

5.
We note you provide certain information about your investment portfolio here within (e.g. the investment portfolio table provided on page 15). Please revise your disclosure in future filings to present your investments in a separate note to the financial statements and ensure you include all of the required disclosures of ASC 320-10-50.

Securities and Exchange Commission
October 5, 2011

RESPONSE:

In future filings we will present the following investment information in a separate note to the financial statements and will include all of the required disclosures of ASC 320-10-50. (see proposed disclosure below)

NOTE X - INVESTMENTS

The following table presents information about our investment portfolio, showing the gross unrealized gains and losses within each segment of the portfolio. Unrealized gains and losses are included in other comprehensive income. Unrealized losses have been analyzed and determined to be temporary in nature. The unrealized losses are related to changes in the interest rate environment compared with rates at the time the securities were purchased.

(Dollars in Thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
September 30, 2011
Securities available for sale
Treasury Notes	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx
U.S.Government Agency Bonds	x,xxx	x,xxx	x,xxx	x,xxx
U.S. Government Agency CMOs	x,xxx	x,xxx	x,xxx	x,xxx
Municipal Securities	x,xxx	x,xxx	x,xxx	x,xxx
Other Securities	x,xxx	x,xxx	x,xxx	x,xxx
Total Securities available for sale	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx

December 31, 2010
Securities available for sale
Treasury Notes	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx
U.S.Government Agency Bonds	x,xxx	x,xxx	x,xxx	x,xxx
U.S. Government Agency CMOs	x,xxx	x,xxx	x,xxx	x,xxx
Municipal Securities	x,xxx	x,xxx	x,xxx	x,xxx
Other Securities	x,xxx	x,xxx	x,xxx	x,xxx
Total Securities available for sale	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx

The following tables present information about our assets measured at fair value on a recurring basis at September 30, 2011, and valuation techniques used by us to determine those fair values.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that we have the ability to access. Securities for Level 1 include, Treasury Notes, Government Sponsored Agency Bonds, and Corporate Notes.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 securities consist of Government Sponsored Agency Backed Collateralized Mortgage Obligation and Municipal Securities.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. Level 3 Securities include local Municipal Securities where market pricing is not available, trust preferred securities issued by banks, and other miscellaneous investments.

Securities and Exchange Commission
October 5, 2011

Assets Measured at Fair Value on a Recurring Basis

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2011
Securities available for sale
Treasury Notes	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx
U.S.Govenment Agency Bonds	x,xxx	x,xxx	x,xxx	x,xxx
U.S. Government Agency CMOs	x,xxx	x,xxx	x,xxx	x,xxx
Municipal Securities	x,xxx	x,xxx	x,xxx	x,xxx
Other Securities	x,xxx	x,xxx	x,xxx	x,xxx
Total Securities available for sale	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx

Trading equity securities	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx

December 31, 2010
Securities available for sale
Treasury Notes	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx
U.S.Govenment Agency Bonds	x,xxx	x,xxx	x,xxx	x,xxx
U.S. Government Agency CMOs	x,xxx	x,xxx	x,xxx	x,xxx
Municipal Securities	x,xxx	x,xxx	x,xxx	x,xxx
Other Securities	x,xxx	x,xxx	x,xxx	x,xxx
Total Securities available for sale	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx

Trading equity securities	$ x,xxx	$ x,xxx	$ x,xxx	$ x,xxx

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis

(Dollars in Thousands)	2011	20100
Balance at beginning of year	$ x,xxx	$ x,xxx
Total realized and unrealized gains/(losses) included in income	x,xxx	x,xxx
Total unrealized gains/(losses) included in other comprehensive income	x,xxx	x,xxx
Purchases of securities	x,xxx	x,xxx
Sales of securities	x,xxxx	x,xxx
Calls and maturities	x,xxxx	x,xxx
Net transfers in/(out) of Level 3	x,xxx	x,xxx
Balance at September 30 of each year	$ x,xxx	$ x,xxx

The Level 3 assets that were held at September 30, 2011 are carried at historical cost unless a better fair value can be determined.

Both observable and unobservable inputs may be used to determine the fair value of positions classified as Level 3 assets. As a result, the unrealized gains and losses for these assets presented in the tables above may include changes in fair value that were attributable to both observable and unobservable inputs.

Available for sale investments securities categorized as Level 3 assets primarily consist of bonds issued by local municipalities and other like assets. We carry local municipal securities at historical cost, which approximates fair value, unless economic conditions for the municipality changes to a degree requiring a valuation adjustment.

Securities and Exchange Commission
October 5, 2011

Rollforward of Cumulative OTTI Credit Losses Recognized in Earnings

(In thousands of dollars)	Municipal Securities	Equity Securities	Total
December 31, 2009
Loss where impairment was not previously recognized	$ x,xxx	$ x,xxx	$ x,xxx
Additional Loss where impairment was previously recognized	x,xxx	x,xxx	x,xxx
Reduction due to credit impaired securities sold	x,xxx	x,xxx	x,xxx
December 31, 2010	x,xxx	x,xxx	x,xxx
Loss where impairment was not previously recognized	x,xxx	x,xxx	x,xxx
Additional Loss where impairment was previously recognized	x,xxx	x,xxx	x,xxx
Reduction due to credit impaired securities sold	x,xxx	x,xxx	x,xxx
September 30, 2011	$ x,xxx	$ x,xxx	$ x,xxx

* * * * *

In response to the Staff's request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review and comments. If you have any questions, please do not hesitate to call me at (989) 466-7325.

Very truly yours,

FIRSTBANK CORPORATION

/c/Samuel G. Stone
Samuel G. Stone
Executive Vice President and
Chief Financial Officer

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